UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-53688-03

CIT EQUIPMENT COLLATERAL 2004-VT1

(Exact name of registrant as specified in its charter)

c/o CIT Financial USA, Inc.

1 CIT Drive

Livingston, New Jersey 07039

(973) 740-5000

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

CIT EQUIPMENT COLLATERAL 2004-VT1

$311,000,000	Class A-1	Receivable-Backed Notes
$150,000,000	Class A-2	Receivable-Backed Notes
$345,000,000	Class A-3	Receivable-Backed Notes
$ 57,080,000	Class A-4	Receivable-Backed Notes
$ 25,730,000	Class B	Receivable-Backed Notes
$ 14,030,000	Class C	Receivable-Backed Notes
$ 32,746,370	Class D	Receivable-Backed Notes

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of December 31, 2004: 58

Pursuant to the requirements of the Securities Exchange Act of 1934, CIT EQUIPMENT COLLATERAL 2004-VT1 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 28, 2005	By:	CIT EQUIPMENT COLLATERAL 2004-VT1
CIT Financial USA, Inc., the Servicer

By:	/s/ Usama Ashraf ————————————
Name:	Usama Ashraf
Title:	Vice President